

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 8, 2025

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103

Re: Privacore PCAAM Alternative Growth Fund, et al.; File No. 812-15581

Dear Mr. Deringer:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on May 8, 2025, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief

Copy to:
    David L. Williams, Faegre Drinker Biddle & Reath, LLP
    Sandhya Ganapathy, Privacore Advisors, LLC
    Nelda Kacyem, Partners Capital Investment Group, LLP